SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 6 2009
DIVISION OF MARKET REGULATION

SECURITIES
W

09040237

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gregory, Zent & Swanson Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4011 W. Jefferson Boulevard
(No. and Street)

Fort Wayne (City) Indiana (State) 46804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tammy Trammel (260)432-3763
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Culp & Co. LLP, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

7327 W. Jefferson Blvd. (Address) Fort Wayne (City) Indiana (State) 46804 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher J. Swanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gregory, Zent & Swanson Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Tammy Trammel My Commission expires 4/02/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

GREGORY, ZENT & SWANSON INC.

AUDIT REPORT

DECEMBER 31, 2008

CONTENTS

Independent Auditors' Report

Board of Directors
Gregory, Zent & Swanson Inc.

We have audited the accompanying statement of financial condition of Gregory, Zent & Swanson Inc., as of December 31, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gregory, Zent & Swanson Inc. as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages eleven through twelve is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Culp & Co.

David Culp & Co. LLP
Certified Public Accountants

Fort Wayne, Indiana
January 15, 2009

GREGORY, ZENT & SWANSON INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash on hand and in bank - Note 1	$ 112,606
Prepaid expenses	10,835
Furniture and fixtures, at cost, less accumulated depreciation of $134,602	35,701
Income tax refund receivable	32,926
Total assets	$ 192,068

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 7,061
Commissions payable - Note 2	11,891
Payroll taxes accrued and withheld	2,531
Accrued expenses	13,334
Capital lease payable - Note 3	11,700
Deferred income taxes - Note 4	2,755
Total liabilities	49,272
Stockholders' Equity:	
Common stock -	
Authorized - 1,000 shares with $100 par value	
Issued - 729 shares with 240 outstanding	110,746
Retained earnings	233,325
Treasury stock - 489 shares	(201,275)
Total stockholders' equity	142,796
Total liabilities and stockholders' equity	$ 192,068

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues -	
Commissions and management fees	$604,564
Interest and dividend income	2,915
Total revenues	607,479
Expenses -	
Commissions - Note 2	215,156
Transaction fees	77,822
Salaries and wages	95,898
Office supplies	17,766
Rent - Note 5	25,866
Telephone	7,841
Computer services	47,006
Depreciation - Note 1	11,608
Licenses and permits	9,550
Legal and professional	12,830
Payroll and property taxes	18,833
Travel and entertainment	9,267
Dues and subscriptions	9,791
Utilities	5,871
Insurance	15,019
Marketing and advertising - Note 1	9,867
Employee benefits - Note 6	7,061
Donations	450
Settlements and charges	4,476
Interest	2,385
Total expenses	604,363
Income before income taxes	3,116
Income taxes - Note 7	2,173
Net income	$ 943

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Capital Stock	Retained Earnings	Treasury Stock	Total
Balance, at January 1, 2008	$110,746	$232,382	$(201,275)	$141,853
Net income	-	943	-	943
Balance at December 31, 2008	$110,746	$233,325	$(201,275)	$142,796

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2008

Subordinated liabilities at January 1, 2008	$ -
Increases	-
Decreases - Payment of subordinated note	-
Subordinated liabilities at December 31, 2008	$ -

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net income	$ 943
Adjustments to reconcile net income to net cash provided by operating activities -	
Depreciation	11,608
(Increase) Decrease in -	
Prepaid expenses	(24)
Income tax refund receivable	(32,926)
Increase (Decrease) in -	
Payroll taxes accrued and withheld	(9,653)
Accounts payable	(17,779)
Accrued expenses	(2,656)
Deferred income taxes	12,800
Commissions payable	(10,386)
Net cash provided by operating activities	(48,073)
Cash flows from investing activities:	
Purchase of furniture and fixtures	(515)
Net cash (used in) investing activities	(515)
Cash flows from financing activities:	
Payments on capital lease	(5,493)
Net cash (used in) financing activities	(5,493)
Net (decrease) in cash and cash equivalents	(54,081)
Cash and cash equivalents at beginning of year	166,687
Cash and cash equivalents at end of year	$112,606
Supplemental disclosures of cash flow information:	
Cash paid during the year for -	
Income taxes	$ 26,665
Interest expense	$ 2,385

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

Note 1: Accounting policies -

Method - The accounts are maintained on the accrual basis.

Nature of business - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company services clients predominately located in Northeastern Indiana.

Use of estimates - Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Customers' securities - Transactions and related commission income and expenses are recorded on a settlement date basis.

Marketable securities - Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Depreciation - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Depreciation for the year ended December 31, 2008 was $11,608.

Statement of cash flows - For purposes of the statement of cash flows, the Company considers investments in money market funds to be cash equivalents. Cash and cash equivalents at December 31, 2008 consisted of the following:

Cash on hand and in bank	$112,606

Advertising - The Company expenses advertising as incurred. Advertising expense was $2,491 for the year ended December 31, 2008.

Note 2: Related party transactions - Commissions payable at December 31, 2008 of $10,642 are owed to stockholders of the Corporation. Commissions paid to the stockholders during 2008 were $196,869.

GREGORY, ZENT & SWANSON INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2008

Note 3: Capital lease - On January 15, 2008, the Company signed a three year lease for a server. Payments of $608 are due monthly through the lease ending date of November 2010. The lease was recorded as a capital lease. At December 31, 2008, the gross amount of property and equipment recorded under the capital lease was $17,193.

Depreciation of assets held under a capital lease is included with depreciation expense.

The future maturities of the capital lease are as follows:

Year ending December 31:

2009	$ 5,592
2010	6,108
Total	$11,700

Note 4: Deferred income taxes - Deferred income taxes result from a timing difference in the recognition of revenues and expenses for financial reporting and income tax reporting. The principal sources of these differences are the difference between book and tax depreciation and the difference between accrual basis financial reporting versus cash basis tax reporting.

Note 5: Operating lease - The Company leases its office under a three year operating lease that requires monthly payments of $2,044 and expires March 2011. Rent expense for the year ended December 31, 2008 for the operating lease was $24,882.

Minimum future lease payments as of December 31, 2008 were as follows:

Year ending December 31:

2009	$24,532
2010	24,532
2011	6,133
Total	$55,197

GREGORY, ZENT & SWANSON INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2008

Note 6: Employee benefit plan - The Company has a SARSEP plan covering all of its employees. All employees age 21 and over with one year of experience are eligible to participate in the Plan. The Company may contribute annually to the Plan and may also match a portion of the employees' salary reduction contributions. The Company's matching contributions were $7,061 for the year ended December 31, 2008.

Note 7: Income tax expense (benefit) - The components of the income tax expense (benefit) for the year ended December 31, 2008 are as follows:

Current -	
Federal	$ (919)
State	312
	(607)
Deferred -	
Federal	2,472
State	308
	2,780
Total expense	$2,173

The deferred tax provision results from a difference in the recognition of revenue and expenses for tax and financial statement purposes. The sources of this difference and the tax effect are as follows:

Accrual versus cash reporting	$2,699
Depreciation	81
	$2,780

A reconciliation of the statutory income tax rates and the effective tax rate for the year ended December 31, 2008 is as follows:

Tax at statutory rate	$ 732
Permanent timing differences -	
Nondeductible meals and entertainment	600
Miscellaneous timing differences	841
Current tax provision	$2,173

GREGORY, ZENT & SWANSON INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2008

Note 8: Net capital requirement - The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $62,216, which was $12,216 in excess of its required net capital of $50,000. The Company's net capital ratio was .79 to 1.

GREGORY, ZENT & SWANSON INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Net Capital:		
Total stockholders' equity		$142,796
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		142,796
Deductions and/or charges -		
Nonallowable assets -		
Petty cash	$ 50	
Prepaid expenses	10,835	
Deferred tax asset	32,926	
Furniture and fixtures	35,701	79,512
Net capital before haircuts on securities positions		63,284
Haircuts on securities		1,068
Net capital		$ 62,216
Aggregate Indebtedness		$ 49,272
Computation of Basic Net Capital Requirements:		
Minimum net capital required (15 to 1 ratio)		$ 3,285
Minimum dollar net capital required ($50,000)		$ 50,000
Excess net capital		$ 12,216
Ratio: Aggregate indebtedness to net capital		.79 to 1 or 79%
Reconciliation With Company's Computation, (included in Part II of Form X-17A-5 as of December 31, 2008):		
Net capital, as reported in Company's Part II (unaudited) -		
FOCUS report		$ 62,216
Rounding		-
Net capital, per above		$ 62,216

GREGORY, ZENT & SWANSON INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3

AS OF DECEMBER 31, 2008

The Company is exempt from rule 15c3-3. All customer transactions are cleared through Pershing, LLC on a fully disclosed basis.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Gregory, Zent & Swanson Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Gregory, Zent & Swanson Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding activities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Gregory, Zent and Swanson Inc. as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated January 15, 2009.

> Due to a limited number of accounting personnel, an inadequate segregation of duties exists with respect to cash transactions that result in inadequate control over cash receipts and cash disbursements. We recommend assignment of some of these duties to other office personnel.
>
> Accounting personnel do not have the expertise to record nonrecurring journal entry adjustments in the general ledger and draft the footnotes to the financial statements at year-end. In the future, the Company should consider training the controller to gain necessary expertise to prepare the footnotes to the financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were deficient at December 31, 2008, as noted in the above paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

David Culp & Co.

David Culp & Co. LLP
Certified Public Accountants

Fort Wayne, Indiana
January 15, 2009